Summit Therapeutics plc

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

June 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Therapeutics plc
Registration Statement on Form F-3
File No. 333-232074
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Therapeutics plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-232074) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on June 20, 2019, or as soon thereafter as practicable.

Very truly yours, SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Name: Glyn Edwards Title: Chief Executive Officer